Raymond Lin	53rd at Third
212-906-1369	885 Third Avenue
raymond.lin@lw.com	New York, New York 10022-4834
Tel: +1.212.906.1200 Fax: +1.212.751.4864
www.lw.com

FIRM / AFFILIATE OFFICES
	Barcelona	New Jersey
	Brussels	New York
	Chicago	Northern Virginia
	Frankfurt	Orange County
June 12, 2008	Hamburg	Paris
	Hong Kong	San Diego
	London	San Francisco
	Los Angeles	Shanghai
	Madrid	Silicon Valley
	Milan	Singapore
VIA EDGAR AND HAND DELIVERY	Moscow	Tokyo
	Munich	Washington, D.C.

Mr. John Stickel

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Re:	RHI Entertainment, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed May 30, 2008
(File No. 333-146098)

Dear Mr. Stickel:

On behalf of our client, RHI Entertainment, Inc. (the “Registrant”), we are responding to the comments of the Staff of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the letter dated June 11, 2008, with respect to the Registrant’s above-referenced Amendment No. 4 to the Registration Statement on Form S-1 filed with the Commission on May 30, 2008 (the “Registration Statement”). Earlier today, the Registrant filed via EDGAR Amendment No. 5 to the Registration Statement (“Amendment No. 5”) revised to reflect changes prompted by your comments. Amendment No. 5 contains the various revisions described below. For your convenience, we are delivering to you a courtesy package, which includes five copies of Amendment No. 5, three of which have been marked to show changes from Amendment No. 4 to the Registration Statement.

The Staff’s comments are set forth below in bold, followed by the Registrant’s responses to each comment.

RHI Overview, page 1:

1.

Please revise the fifth paragraph to include both the comparable results for the stub period and the sentence (with whatever information is necessary to make it clear to investors) which has been added to the first paragraph of Liquidity and Capital Resources on page 64 about foregoing management fees.

June 12, 2008

Response: The Registrant has revised its disclosure in response to the Staff’s comment by including the comparable results for the stub period in both 2008 and 2007 and the sentence you referenced from the first paragraph of Liquidity and Capital Resources with respect to the payment of management fees. Please refer to the fifth paragraph of page 1 of Amendment No. 5.

Use of Proceeds, page 9

2.	We are unable to locate the consideration you will receive for giving the proceeds of your new funding facilities to Holdings II. Please revise to clarify.

Response: The Registrant has revised its disclosure throughout the Registration Statement in response to the Staff’s comment and subsequent conversations with the Staff to clarify that Holdings II and its subsidiaries will use the net proceeds from this offering, together with the net proceeds from RHI LLC’s new credit facilities, to pay off the existing second lien debt and other expenses in connection with the reorganization and offering transactions. Please refer to pages 6, 9, 33, 39, 46 and 72 for the more prominent pages with such revised disclosure.

Our preliminary plans, page 22

3.	Please make the new paragraph at the end of this risk factor into a separate, appropriately captioned risk factor.

Response: The Registrant has revised its disclosure in response to the Staff’s comment. Please refer to page 23 of Amendment No. 5.

Dilution, page 37

4.

Reference is made to your net tangible book value per share of $0.69 as of March 31, 2008. Based upon your historical net tangible book value of $6.9 million as of March 31, 2008 and number of shares of your common stock outstanding prior to the offering (i.e. existing stockholders) included in the table at the bottom of page 37, we were unable to recalculate the net tangible book value per share. Please explain to us and revise to include in a footnote that describes how you calculated the number of shares used in determining the net tangible book value per share.

Response: The Registrant has revised its disclosure by adding an explanatory footnote in response to the Staff’s comment. Please refer to footnote (1) of the Dilution table on page 37 of Amendment No. 5.

5.

Further, based upon your pro forma balance sheet on page 45, we were unable to recalculate your pro forma net tangible book value and per common share amount after the offering of $178.8 million and $7.98, respectively as of March 31, 2008. In this regard, please tell us and disclose in a footnote your calculation of how you arrived at such amounts.

June 12, 2008

Response: The Registrant has revised its disclosure by adding an explanatory footnote in response to the Staff’s comment. Please refer to footnote (2) of the Dilution table on page 37 of Amendment No. 5.

Footnote (1)

6.

Reference is made footnote (1), please tell us how you calculated the dilution per share to new investors of $11.25 per share if the exchange of common membership units of Holdings II held by KRH is not assumed.

Response: The Registrant has revised its disclosure by modifying the footnote in response to the Staff’s comment. Please refer to footnote (3) of the Dilution table on page 37 of Amendment No. 5.

Unaudited Consolidated Pro Forma Statement of Operations for the three months ended March 31, 2008—Adjustment (5), page 39

Unaudited Consolidated Pro Forma Statement of Operations for the year ended December 31, 2007—Adjustment (5), page 42

7.

We note that adjustment (5) is to record a significant non-controlling interest in loss of consolidated entity relating to the ownership interest of KRH in Holdings II. Please revise your disclosure to indicate how you calculated or determined the amount of the adjustment.

Response: The Registrant has revised its disclosure in response to the Staff’s comment by adding additional language to describe the calculation of the non-controlling interest in loss of consolidated entity. Please refer to footnote (5) of the Unaudited consolidated pro forma statements of operations on pages 41 and 45 of Amendment No. 5.

Unaudited Consolidated Pro Forma Balance Sheet—Adjustment (2), page 45

8.

We note your disclosure that adjustment (2) reflects the reorganization and the net proceeds of the offering and their use. Please revise to provide more detail as to how each of the line item adjustments in the pro forma balance sheet were calculated or determined. For example, for the $136,799 pro forma adjustment to debt, please separately describe the amounts that increase debt, such as the concurrent financing transaction, and separately describe each adjustment to decrease debt, such as the $260 million that will be paid off and the write off of the original issue discount described in adjustment (3). Also, please disclose the pro forma accounts that have been affected by the $35.7 million distribution to KRH. Finally, please disclose the amount of net proceeds that are expected from the offering.

Response: The Registrant has revised its disclosure in response to the Staff’s comment by providing more detail as to how each of the line item adjustments in the Unaudited consolidated pro forma balance sheet were calculated or determined. In addition, the Registrant has revised its disclosure to show the pro forma accounts that have been affected by the $35.7 million

June 12, 2008

distribution to KRH, and the amount of net proceeds expected from the offering in response to the Staff’s comment. Please refer to the Unaudited consolidated pro forma balance sheet and footnotes (2) and (3) thereto on pages 46 and 47 of Amendment No. 5.

Unaudited Consolidated Pro Forma Balance Sheet—Adjustment (3), page 46

9.

We note your disclosure that in connection with the offering you will expense $4.6 million resulting from the write-off of unamortized deferred debt issuance costs and original issue discount associated with repayment of your existing senior secured credit facility. However, your disclosure does not clearly explain how the adjustment to “prepaid and other assets, net” of $2,829 was calculated or determined. Please revise to clearly disclose the nature of each amount that is included in the net $2,829 adjustment. Also, in light of the disclosure that these reductions were offset by $3 million of additional debt costs associated with the concurrent financing transactions, please tell us, and clearly disclose how these additional debt costs have been included in the pro forma adjustments, by balance sheet line item.

Response: The Registrant has revised its disclosure in response to the Staff’s comment by providing the nature of each amount that is included in the net pro forma adjustment to Prepaid and other assets, net and how the additional debt costs were included in the pro forma adjustments. Please refer to the Unaudited consolidated pro forma balance sheet and footnotes (2) and (3) thereto on pages 46 and 47 of Amendment No. 5.

Other

10.	The financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the registration statement.

Response: The Registrant acknowledges the Staff’s comment and, as necessary, will continue to update its financial statements to comply with Rule 3-12 of Regulation S-X.

11.	Please include a currently dated consent of the Independent Registered Public Accounting Firm in any future amendments to your Form S-1 registration statement.

Response: The Registrant has filed currently dated consents from the independent public accountant as exhibits to Amendment No. 5 in response to the Staff’s comment.

We hope the foregoing answers are responsive to your comments and look forward to resolving any outstanding issues as quickly as possible. If the Staff has any questions with respect to the foregoing, please feel free to call me at 212-906-1369.

June 12, 2008

Best regards,

/s/ Raymond Y. Lin
of LATHAM & WATKINS LLP

Enclosures

cc:	Max A. Webb

Claire Erlanger

Jean Yu

Rod Miller

Senet Bischoff

William Aliber

Henry Hoberman